Filed Pursuant to Rule 433

Registration Statement File No. 333-229800

March 3, 2020

CANADIAN PACIFIC RAILWAY COMPANY

Pricing Term Sheet

The information in this pricing term sheet relates to the offering by Canadian Pacific Railway Company of $500,000,000 of its 2.050% Notes due 2030 (the “Offering”) and should be read together with the preliminary prospectus supplement dated March 3, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated March 1, 2019. Terms used but not defined herein, with respect to the Offering, have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Canadian Pacific Railway Company

Guarantor:	Canadian Pacific Railway Limited

Expected Ratings:*	Moody’s: Baa1 S&P: BBB+

Pricing Date:	March 3, 2020

Settlement Date:	March 5, 2020 (T+2)

Interest Payment Dates:	March 5 and September 5, commencing September 5, 2020

Title:	2.050% Notes due 2030

Principal Amount:	$500,000,000

Maturity Date:	March 5, 2030

Coupon:	2.050%

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price / Yield:	104-16+ / 1.022%

Spread to Benchmark Treasury:	+105 basis points

Yield to Maturity:	2.072%

Price to the Public:	99.802% of the principal amount

Optional Redemption Provisions:

Make-whole Redemption	Prior to December 5, 2029, (the date that is three months prior to the maturity date of the Notes), optional redemption in whole or in part at any time at redemption prices equal to the greater of 100% of the principal amount of the notes being redeemed and a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date

Par Redemption	On or after December 5, 2029, (the date that is three months prior to the maturity date of the Notes), optional redemption in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date

Change of Control:	At 101% of principal, plus accrued and unpaid interest to the repurchase date

CUSIP/ISIN:	13648T AA5 / US13648TAA51

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. RBC Capital Markets, LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Desjardins Securities Inc.

*

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s Investors Service, Inc. and S&P Global Ratings. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.

3